

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


03016626

February 28, 2003

Act 1934
Section
Rule 14A-8
Public
Availability 2/28/2003

Edward P. Smith
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112

Re: Avon Products, Inc.

Dear Mr. Smith:

This is in regard to your letters dated February 6, 2003 and February 14, 2003 concerning the shareholder proposal submitted by Trillium Asset Management Corporation and the Massachusetts Breast Cancer Coalition for inclusion in Avon's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponents have withdrawn the proposal, and that Avon therefore withdraws its December 30, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Bowes
Attorney-Advisor

cc: Shelley Alpern
Assistant Vice President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Deborah Forter
Executive Director
Massachusetts Breast Cancer Coalition
51 Diauto Drive, Suite B
Randolph, MA 02368

CHADBOURNE
& PARKE LLP

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

Rule 14a-8(b)
Rule 14a-8(e)
Rule 14a-8(f)
Rule 14a-8(i)(3)
Rule 14a-8(j)
Rule 14a-9

December 30, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avon Products, Inc.
Shareholder Proposal of Trillium Asset Management

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, we hereby give notice on behalf of Avon Products, Inc. (the "Company") of its intention to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (together, the "Proxy Materials") the proposal (the "Proposal") submitted jointly by Trillium Asset Management ("Trillium") purportedly on behalf of a stockholder (Trillium is not a stockholder) and the Massachusetts Breast Cancer Coalition ("MBCC") (together, the "Proponents"). The Proposal was submitted by fax on November 22, 2002 under cover of letters from each of Trillium and MBCC. Six copies of this letter and the Proposal are enclosed pursuant to Rule 14a-8(j). In addition, a copy of the Trillium Letter containing the Proposal is attached hereto as Exhibit A and a copy of the MBCC letter containing the Proposal is attached hereto as Exhibit B.

We request on behalf of the Company the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials in reliance on Rules 14a-8(b), 14a-8(e), 14a-8(f), 14a- 8(i)(3) and 14a-9.

I. The Proposal and Related Correspondence

The Proposal states "[t]he shareholders request that our Company produce by October 2003 a report to shareholders evaluating the feasibility of removing dibutyl phthalates from Avon Products. The report should be produced at reasonable cost and omit proprietary information."

The Company received the Proposal from both Trillium and MBCC on November 22, 2002. The Trillium letter noted that Trillium was not submitting the Proposal on its behalf, but instead would be acting on behalf of Mr. Robert H. Trask, Jr., allegedly a beneficial owner of shares of the Company, pursuant to an authorization letter that would be forthcoming. On November 26th, on behalf of the Company and pursuant to Rule 14a-8(f), we sent overnight by Federal Express a letter to Trillium notifying Trillium that we had not received any such authorization letter and that we had no verification of Mr. Trask's share ownership and intent to continue to hold the required level of shares, and thus Trillium's proposal did not comply with Rule 14a-8(b) or (e). Our letter, attached hereto as Exhibit C, explained that Trillium had 14 days to remedy these defects, or the Company would exclude the Proposal from its Proxy Materials. We sent a copy of our letter to Trillium to MBCC, requesting that it verify its ownership of the one share of the Company that it asserted it owns. MBCC did timely submit evidence of its beneficial ownership of one share of the Company's stock (market value approximately $50). The MBCC response is attached as Exhibit D. The Company has not, however, received any evidence that Trillium has been authorized to submit the Proposal on behalf of Mr. Trask or any other stockholder.

II. Grounds for Exclusion

A. Rule 14a-8(f)

Trillium has failed to comply with the procedural requirements of Rule 14a-8(b) or (e). In its November 22nd letter, Trillium stated that it was not submitting the Proposal on its own behalf, and it has failed to provide proof of authority to represent a Company shareholder within 14 days of our request. Although MBCC has timely verified its ownership of one share of Company stock, it does not meet the Rule 14a-8(b) requirements in order to be eligible to submit the Proposal on its behalf.

Accordingly, we seek the Staff's concurrence that we may exclude the Proposal from our Proxy Materials in reliance on Rule 14a-8(f).

B. Rule 14a-8(i)(3)

The Proposal is materially misleading in violation of Rule 14a-9, and thus may be omitted under Rule 14a-8(i)(3). It was noted in Staff Legal Bulletin No. 14 that when a proposal will require detailed and extensive editing in order to bring it into compliance with proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal as materially false or misleading. As discussed below, removing the false and misleading statements from the Proposal would require such detailed editing that the Proposal may be excluded in its entirety. In the alternative, if the Staff is unable to concur that the entire Proposal may be excluded, the Company respectfully requests that the Staff recommend exclusion or revision of the statements discussed below.

Recital, Second Paragraph

The entire second paragraph of the Proposal is materially misleading. This second paragraph suggestively conflates animals and humans in a materially misleading way. Specifically, by using "male" and "female" as opposed to "male mice" (or whatever creature was involved), it suggests that the effects happen to humans as well. The effect is magnified by the remainder of the paragraph. For example, the sentence that begins "Defects" implies human defects, especially when the next paragraph explicitly says phthalates are relevant to human males' health. The reference to phthalates as "industrial" chemicals is misleading since they are used in many non-industrial products. Similarly, the paragraph's final sentence, which refers to "The exposed female's reproductive system", is particularly deceptive when read in conjunction with the fourth paragraph and its reference to dibutyl phthalate exposures in women of childbearing age. Finally, merely citing "animal studies" is insufficient to enable a reader to assess such studies and draw any conclusions about the potential risks of dibutyl phthalates. The Staff has required much less inflammatory language to be struck as materially misleading. *See* Raytheon Company (February 26, 2001) (striking "The poison pill is an anti-takeover device, which can injure shareholders by reducing management accountability and adversely affecting shareholder value."); Phoenix Gold International, Inc. (November 26, 2002) (striking "What scares the Company about giving minority shareholders a Board voice?"); and Sysco Corporation, (September 4, 2002) (striking "GE-crops grown for pharmaceutical purposes, including contraceptive effects, may contaminate other crops and soil and adversely effect [sic] human health.")

Recital, Third Paragraph

The third paragraph of the recital is also materially misleading. First, the "report" mentioned therein is not sufficiently cited; there is no date or other identifying information given. The Staff has been very consistent in requiring accurate citations to sources of claims. *See* Northrop Grumman Systems Corp. (March 22, 2002) (reference to "Business Week" is insufficient; required to cite edition); DT Industries, Inc. (August 10, 2001) (required "citation to a specific study and publication date"); Lockheed Martin, February 5, 2001 (reference to "Wall Street Journal" insufficient; required to cite edition); Electronic Data Systems (March 24, 2000) (required "date and source" for asserted numeric claim). As the source is not identified, a shareholder would not be able to review it nor can the Company examine it in order to prepare a response.

Second, the paragraph is inherently misleading because the quote itself says that "a cause and effect relationship has not been established...", yet the paragraph goes on to suggest nevertheless that phthalates "may be contributing" to unspecified "problems". The quote also speaks of "phthalates", not dibutyl phthalates; it talks of a "notion", rather than a scientific hypothesis; and it refers to "these problems" without saying what they are. Moreover, a "notion", the basis for which has "not been established", cannot be properly scientifically validated merely by saying it is or using the word "validate". Finally, the litany of harms in the final sentence is dangerously deceptive in that it says phthalates "should be considered to be potential contributors" to various disorders in males, when no valid evidence has been offered to support this alarmist assertion. This paragraph is recklessly vague; a reader can impute unsupported horrors into its text and imagine that using the Company's products puts him at risk of suffering these serious ailments. Finally, the paragraph overtly suggests that the Company's products cause cancer and other human illness, which is inflammatory and alarming, and for which proper support is not provided. As discussed, the entire paragraph is materially misleading, and if the defects were to be eliminated, there would be nothing left. It should, therefore, be omitted in its entirety.

Recital, Fourth Paragraph

The fourth paragraph quotes a report that is also insufficiently cited based on prior Staff decisions as discussed above. Moreover, it continues the misleading character of the entire Proposal. Nowhere does the Proposal suggest that the study to which the Proposal refers found any harm from phthalate exposure--at any level. In addition, the study's findings are taken completely out of context, which may leave the reader with the impression that mere "exposure" to phthalates will cause harm, possibly even birth defects given the reference to "women of childbearing age." Finally, the paragraph refers vaguely to a "federal safety standard," once again without any quantification or context.

Recital, Fifth and Sixth Paragraphs

In addition to the materially misleading statements detailed above, the sixth paragraph of the recitals is materially misleading because it leaves the impression that the Cosmetic Ingredient Review is challenging the safety of phthalates in cosmetics. In fact, the Cosmetic Ingredient Review concluded in mid-November that dibutyl phthalates are safe as used in cosmetic products. In addition, both of the last two paragraphs of the recital are misleading because they are insufficiently cited.

Supporting Statement

Finally, the second paragraph of the supporting statement is materially misleading because it asserts that "chemicals that may pose higher-than-average risk to human health" are "in our products". They have provided no justification for such a claim; it states as fact a supposition that is extrapolated without basis from "animal studies" of unknown validity. Moreover, the entire paragraph is the opinion of the Proponents which is presented as fact.

CHADBOURNE
& PARKE LLP

See General Motors Corp. (March 27, 2001); Burlington Northern Santa Fe Corp. (February 14, 2000).

III. Future Compliance with Rule 14a-8(d)

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by the Company if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when the Company is attempting to finalize its proxy statement.

IV. Conclusion

The Proponents have not complied with the eligibility criteria set forth in Rules 14a-8(b) and 14a-8(e). Therefore, we believe that the Company may omit the Proposal from its Proxy Materials in reliance on Rule 14a-8(f). We also believe that the Proposal is false and misleading under Rule 14a-9 and therefore may be excluded under Rule 14a-8(i)(3).

Based on the foregoing, we respectfully request that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials under Rule 14a-8(f) and Rule 14a-8(i)(3). We are notifying the Proponents of the Company's intention to omit the Proposal from its Proxy Materials by transmitting a copy of this letter to Trillium and MBCC.

Please contact the undersigned at (212) 408-5371 if you have any questions or comments. Thank you for your attention to this request.

Very truly yours,



Edward P. Smith

Enclosures

cc: Shelley Alpern
Assistant Vice-President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809
(w/encls.)

Deborah T. Forter
Executive Director
Massachusetts Breast Cancer Coalition
51 Diauto Drive, Suite B
Randolph, MA 02368
(w/encls.)

EXHIBIT A

PROPONENT'S LETTER AND PROPOSAL

11/22/02 15:02 AVON GILBERT L. KLEMANN → 212 5415369 NO.971 P002/005

NOV-22-2002 12:14 TRILLUM ASSET MGMT P.01



Trillium
ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

Investing for a Better World

FAX TRANSMITTAL FORM

TO: Mr. Gilbert Klemann FROM: S. Alpern

FAX #: 212 · 282 · 6225 DATE: 11 · 22 · 02

ATTN: Avon Corp. TIME: 12:05 pm EST

PAGES (Including Form): 4 REPLY REQUESTED (YES) NO

COMMENTS: Please confirm receipt @ 617 · 423 · 6655 x248.
Thank you.



Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

20 Years of Investing for a Better World™

November 22, 2002

Mr. Gilbert Klemann II
Sr. Vice President, General Counsel and Corporate Secretary
Avon Products
1345 Avenue of the Americas
New York, NY 10105

Via fax (212-282-6225) and regular mail

Dear Mr. Klemann:

I am authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting. TRILLIUM ASSET MANAGEMENT submits the resolution for inclusion in the 2003 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

TRILLIUM ASSET MANAGEMENT is investment advisor Mr. Robert H. Trask, Jr., who is beneficial owner of 800 shares of Avon Products common stock acquired more than one year prior to this date. Mr. Trask will be forwarding a letter to you shortly authorizing Trillium Asset Management to represent the him in this matter, and stating his intention hold at least $2,000.00 of this position through the 2003 annual meeting date. Verification of ownership will be provide upon request.

Please send copies of all correspondence pertaining to this proposal to me, at the address above.

We hope that Avon will give serious consideration to our proposal, which we believe is in the best interests of our company.

Sincerely,

Shelley Alpern
Assistant Vice President

Cc: Robert H. Trask, Jr.

SHAREHOLDER PROPOSAL - Feasibility Report on Removing Phthalates

AVON CORPORATION

WHEREAS:

According to Avon Products's web site, the following Avon products contain dibutyl phthalates: beComing Radiant Long Last Nail Gloss, Skin-So-Soft Bug Guard Plus Insect Repellent Moisturizing Lotion SPF 30, NAILWEAR Nail Enamel - BROWN & BERRY Shades, beComing Radiant - Added Brilliance Powder Blush and Highlighter.

Phthalates, a family of industrial chemicals, may be linked to permanent defects in the male reproductive system. Animal studies have linked phthalates to lifelong reproductive impairment in subjects exposed in utero and shortly after birth. Defects included testicular atrophy, hypospadias, undescended testicles, ectopic or absent testes, absent prostate, reduced sperm count, and other disorders. The exposed female's reproductive system is also vulnerable to a lesser degree.

According to a report by the Environmental Working Group (a nonprofit environmental research organization dedicated to improving public health and protecting the environment by reducing pollution in air, water and food), "Although a cause and effect relationship has not been established, the ubiquity of phthalates in the human population validates the notion that phthalates may be contributing to these problems." Until proven safe, the report asserts, phthalates should be considered as potential contributors to the following disorders in human males: declining sperm count, hypospadias, undescended testicles and testicular cancer.

A year 2000 study completed by the Centers for Disease Control and Prevention found evidence that every person tested had dibutyl phthalate in their bodies, and that "phthalate exposure is both higher and more common than previously suspected." The study found that dibutyl exposures for more than 2 million women of childbearing age may be up to 20 times greater than for the average person in the population. The highest exposures for this group were above the federal safety standard.

In 2001, the nail polish manufacturer Urban Decay announced that it had reformulated its entire line of nail polish to be free of dibutyl phthalate.

In June 2002, the Cosmetic Industry Review, the safety review board of the cosmetics industry, voted to update a 1987 assessment of phthalate safety.

BE IT RESOLVED:

The shareholders request that our Company produce by October 2003 a report to shareholders evaluating the feasibility of removing dibutyl phthalates from Avon Products. The report should be produced at reasonable cost and omit proprietary information.

SUPPORTING STATEMENT

Our company deserves high praise for its commitment to women's health. Avon has raised approximately $190 million for women's health programs in 30 countries through a variety of fundraising programs. Avon states on its web site, "No other company has committed as much money to the cause of women's health."

Chemicals that may pose higher-than-average risk to human health undermine our company's good efforts to support women's health. They do not belong in our products.

EXHIBIT B

PROPONENT'S LETTER AND PROPOSAL

Massachusetts Breast Cancer Coalition

51 Diauto Drive, Suite B
Randolph, MA 02868
(781) 961-7100 • (800) 649-6222
Fax (781) 961-7464
E-mail lin8@mbcc.org



November 22, 2002

Revised Cover letter to previous fax
VIA FACSIMILE TO 212-282-6225
Total # of Pages: 3

Mr. Gilbert Klemann II
Sr. Vice President, General Counsel and Corporate Secretary
Avon Products
1345 Avenue of the Americas
New York, NY 10105

Dear Mr. Klemann:

As the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of one share of Avon Products common stock, the Massachusetts Breast Cancer Coalition is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. This resolution is identical to one being submitted by TRILLIUM ASSET MANAGEMENT, which will serve as our primary contact in this matter. The proposal asks our Company to produce a report to shareholders evaluating the feasibility of removing dibutyl phthalates from Avon Products.

In accordance with Rule 14a-8 Massachusetts Breast Cancer Coalition has held this share for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. It is held in custody of Charles Schwab and upon request verification of ownership will be provided. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Shelley Alpern, Assistant Vice President, TRILLIUM ASSET MANAGEMENT, 711 Atlantic Avenue, Boston, MA 02111.

I believe that this proposal is in the best interest of Avon Products and its shareholders.

Sincerely,

Deborah Forter

Deborah Forter
Executive Director

cc: Andrea Jung, CEO, Avon Products, Inc.
Shelley Alpern, Assistant VP, Trillium Asset Management
Adam Kanzer, General Counsel, Domini Social Investments

WHEREAS:

According to Avon Products's web site, the following Avon products contain dibutyl phthalates: beComing Radiant Long Last Nail Gloss, Skin-So-Soft Bug Guard Plus Insect Repellent Moisturizing Lotion SPF 30, NAILWEAR Nail Enamel - BROWN & BERRY Shades, beComing Radiant - Added Brilliance Powder Blush and Highlighter.

Phthalates, a family of industrial chemicals, may be linked to permanent defects in the male reproductive system. Animal studies have linked phthalates to lifelong reproductive impairment in subjects exposed in utero and shortly after birth. Defects included testicular atrophy, hypospadias, undescended testicles, ectopic or absent testes, absent prostate, reduced sperm count, and other disorders. The exposed female's reproductive system is also vulnerable to a lesser degree.

According to a report by the Environmental Working Group (a nonprofit environmental research organization dedicated to improving public health and protecting the environment by reducing pollution in air, water and food), "Although a cause and effect relationship has not been established, the ubiquity of phthalates in the human population validates the notion that phthalates may be contributing to these problems." Until proven safe, the report asserts, phthalates should be considered as potential contributors to the following disorders in human males: declining sperm count, hypospadias, undescended testicles and testicular cancer.

A year 2000 study completed by the Centers for Disease Control and Prevention found evidence that every person tested had dibutyl phthalate in their bodies, and that "phthalate exposure is both higher and more common than previously suspected." The study found that dibutyl exposures for more than 2 million women of childbearing age may be up to 20 times greater than for the average person in the population. The highest exposures for this group were above the federal safety standard.

In 2001, the nail polish manufacturer Urban Decay announced that it had reformulated its entire line of nail polish to be free of dibutyl phthalate.

In June 2002, the Cosmetic Industry Review, the safety review board of the cosmetics industry, voted to update a 1987 assessment of phthalate safety.

BE IT RESOLVED:

The shareholders request that our Company produce by October 2003 a report to shareholders evaluating the feasibility of removing dibutyl phthalates from Avon Products. The report should be produced at reasonable cost and omit proprietary information.

SUPPORTING STATEMENT

Our company deserves high praise for its commitment to women's health. Avon has raised approximately $190 million for women's health programs in 30 countries through a variety of fundraising programs. Avon states on its web site, "No other company has committed as much money to the cause of women's health."

Chemicals that may pose higher-than-average risk to human health undermine our company's good efforts to support women's health. They do not belong in our products.

EXHIBIT C

PROPONENT'S RESPONSE

copy

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

CHADBOURNE
& PARKE LLP

Edward P. Smith
direct tel 212-408-5371 **fax** 212-408-5395
esmith@chadbourne.com

November 26, 2002

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
Attn: Shelly Alpern

Re: Avon Products, Inc.

Ladies and Gentlemen:

We are counsel for Avon Products, Inc. Avon has requested that we respond to your November 22, 2002 letter to Gilbert Klemann, II, Senior Vice President, General Counsel and Secretary of Avon, regarding a shareholder proposal for inclusion in Avon's 2003 proxy statement.

Trillium Asset Management does not appear to be a shareholder of Avon but is purportedly acting on behalf of Mr. Robert H. Trask who is identified as a shareholder. Avon did not, however, receive by the November 22, 2002 deadline for receiving proposals either a letter from Mr. Trask (or any other eligible shareholder) submitting the proposal, a letter from Mr. Trask (or any other eligible shareholder) authorizing Trillium to submit the proposal or evidence of requisite ownership or one year holding period of at least $2,000 worth of Avon stock as required by Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Commission. Avon does not even have the address of Mr. Trask to notify him of the failure to comply with these requirements. It therefore does not appear that the proposal complies with Rule 14a-8(b) or Rule 14a-8(e) of the SEC Rules. A copy of these Rules are enclosed for your reference. The proposal will not be eligible for consideration to be included in Avon's 2003 proxy statement unless these defects, to the extent that they are able to be remedied, are cured within 14 calendar days of your receipt of this letter.

Avon has also received the same proposal from the Massachusetts Breast Cancer Coalition without evidence of its ownership or holding period of Avon stock. By a copy of this letter to the Massachusetts Breast Cancer Coalition, we are also providing notification

CHADBOURNE
& PARKE LLP

that evidence of beneficial ownership of at least $2,000 Avon stock which has been held for at least one year must be submitted by it within 14 calendar days of receipt by Massachusetts Breast Cancer Coalition of this letter.

Very truly yours,

Edward P. Smith

Enclosure

VIA FEDERAL EXPRESS

cc: Deborah Forter
Executive Director
Massachusetts Breast Cancer Coalition
51 Diauto Drive, Suite B
Randolph, MA 02386
(w/encl.)
Gilbert L. Klemann, II, Esq.

EXHIBIT D

PROPONENT'S RESPONSE

Massachusetts Breast Cancer Coalition

51 Diauto Drive, Suite B
Randolph, MA 02368

(781) 961-7460 • (800) 649-6222
Fax (781) 961-7464
E-mail lin8@mbcc.org


Massachusetts Breast Cancer Coalition
STOP THE EPIDEMIC

December 5, 2002

Mr. Gilbert Klemann II
Sr. Vice President, General Counsel and Corporate Secretary
Avon Products
1345 Avenue of the Americas
New York, NY 10105

Dear Mr. Klemann:

Pursuant to the request from Edward P. Smith of Chadbourne & Parke, in a letter dated November 26th to Trillium Asset Management Corporation, enclosed please find confirmation of the Massachusetts Breast Cancer Coalition's ownership of Avon stock from our broker, Charles Schwab.

Sincerely,

Deborah T. Forter

Deborah T. Forter
Executive Director

Enclosure

cc: Shelley Alpern, Trillium Asset Management Corporation
Edward P. Smith

charles **SCHWAB**

Charles Schwab & Co., Inc.
P.O. Box 628291
Orlando, FL 32862-8291

12/3/2002

Ms. Deborah Forter
51 Diauto Dr Ste B
Randolph, MA 02368-4501

RE: Account 5987-5745

Dear Ms. Forter:

Thank you for choosing Charles Schwab & Co., Inc. for your investment needs.

This letter is to confirm that Mass Breast Cancer Coaliation INC. is a shareholder of Avon Products Inc. Holding 1 share of AVP in the account 5987-5745.

Should you have any questions regarding this matter, please do not hesitate to call us at 800-472-9813.

Sincerely,



Tina Hartley
800-472-9813

UFRK

CHADBOURNE
& PARKE LLP

Edward P. Smith
direct tel 212-408-5371 **fax** 212-408-5395
esmith@chadbourne.com

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 **fax** 212-541-5369

February 6, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avon Products, Inc.
Shareholder Proposal of Trillium Asset Management

Ladies and Gentlemen:

Reference is made to my letters dated December 30, 2002 and January 2, 2003 on behalf of Avon Products, Inc. requesting the concurrence of the staff of the Division of Corporation Finance that it will not recommend enforcement action if Avon omits a proposal of Trillium Asset Management Corporation and Massachusetts Breast Cancer Coalition from its proxy materials for its 2003 Annual Meeting of Shareholders.

Avon has received a letter from Trillium Asset Management Corporation (copy attached) stating that it is withdrawing its shareholder proposal. On behalf of Avon, and conditioned upon Massachusetts Breast Cancer Coalition (the owner of one (1) share of Avon) not pursuing the proposal, we hereby withdraw our no-action request.

Thank you for your attention to this matter.

Very truly yours,



Edward P. Smith

cc: Jennifer Bowes
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Shelley Alpern
Assistant Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111-2809

Deborah T. Forter
Executive Director
Massachusetts Breast Cancer Coalition
51 Diauto Drive, Suite B
Randolph, MA 02368



Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

20 Years of Investing for a Better World®

Mr. Gilbert Klemann II
Sr. Vice President, General Counsel and Corporate Secretary
Avon Products
1345 Avenue of the Americas
New York, NY 10105

Re: Shareholder proposal regarding phthalates

Via fax (212-282-6225) and regular mail

February 3, 2003

Dear Mr. Klemann:

Recognizing that we failed to meet the 14-day notice period to provide documentation verifying ownership of our client's shares, TRILLIUM ASSET MANAGEMENT is withdrawing the shareholder proposal submitted by our client Mr. Robert H. Trask, Jr.

We continue to urge Avon management to give serious consideration to our proposal.

Sincerely,

Shelley Alpern
Assistant Vice President

Cc: Division of Corporate Finance, Securities and Exchange Commission

Boston
Durham
San Francisco
Boise www.trilliuminvest.com

CHADBOURNE
& PARKE LLP

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 **fax** 212-541-5369

Edward P. Smith
direct tel 212-408-5371 **fax** 212-408-5395
esmith@chadbourne.com

February 14, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jennifer Bowes

Re: Avon Products, Inc.
Shareholder Proposal of Trillium Asset Management
and Massachusetts Breast Cancer Coalition

Dear Ladies and Gentlemen:

Reference is made to our letter on behalf of Avon Products, Inc., dated December 30, 2002, requesting the concurrence of the staff of the Division of Corporation Finance that it will not recommend enforcement action if Avon omits a proposal dealing with dibutyl phthalates from its proxy materials for its 2003 Annual Meeting of shareholders.

Trillium Asset Management has withdrawn the proposal as a proponent by letter dated February 3, 2003. I attach the withdrawal received today from Massachusetts Breast Cancer Coalition as co-proponent.

Very truly yours,



Edward P. Smith

Attachment

VIA FACSIMILE and MAIL

309238

CHADBOURNE
& PARKE LLP

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

February 12, 2003

Ms. Deborah Forter
Executive Director
Massachusetts Breast Cancer Coalition
51 Diauto Drive, Suite B
Randolph, MA 02368

Re: Avon Products, Inc.
Shareholder Proposal of Trillium Asset Management and
Massachusetts Breast Cancer Coalition

Dear Ms. Forter:

I am writing with respect to the proposal made by Trillium Asset Management and Massachusetts Breast Cancer Coalition for inclusion in the proxy materials of Avon Products, Inc. for its 2003 Annual Meeting of Shareholders requesting a report on phthalates.

Avon and the Securities and Exchange Commission have received a letter dated February 3, 2003 from Trillium Asset Management withdrawing the proposal. The SEC has advised me that it is unable to accept the withdrawal of our no-action request unless Massachusetts Breast Cancer Coalition as co-proponent also withdraws the shareholder proposal.

If it is your intent to withdraw as co-proponent, will you please sign, date and return to me by fax a copy of this letter.

Thank you for your attention to this matter.

Very truly yours,



Edward P. Smith

Massachusetts Breast Cancer Coalition
hereby withdraws its Avon Products, Inc.
shareholder proposal.



By:
Date: February 14, 2003


IN FIGHT

Massachusetts Breast Cancer Coalition
51 Diauto Drive, Suite B
Randolph, MA 02368

Fax Cover Sheet

DATE:	February 14, 2003	**TIME:**	10:39 AM
TO:	Edward P. Smith	**FAX:**	212-541-5369
CC:	Shelly Alpern		617-482-6179
FROM:	Deborah Forter	**PHONE:**	781-961-7460
		FAX:	781-961-7464
RE:	MBCC PROPOSAL WITHDRAWAL		

Number of pages including cover sheet: 2